UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41772

OIO Group

26/F Prosperity Tower

39 Queen’s Road Central

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Board and Executive Appointments

On April 30, 2026, OIO Group (the “Company”) convened the first meeting of its Board of Directors (the “Board”) following the completion of its business combination. At the meeting, the Board approved the appointment of executive officers and directors, effective as of April 30, 2026.

On April 30, 2026, Quek Leng Chuang resigned as the Chief Executive Officer and Chairman of the Company. Ho Shian Ching resigned as the Chief Financial Officer. Law Beng Hui resigned as the Chief Growth and Sustainability Officer. Anita Pushparani Dorett and Yap Chin Yee Richard resigned as independent directors of the Company. The officers and directors confirmed that their resignation is not related to any disagreement with the Company on any matter relating to its operations, policies, or practices.

On April 30, 2026, the Board appointed Sung Fung (Norman) Choi as the Chief Executive Officer and Chairman of the Company, Jason Yuk Lun Wong as the Chief Financial Officer, En Ti Diana Majcher as the Chief Operating Officer, Jacob Hamilton as the Chief Marketing Officer, Jakub Jodlowski as the Chief Design Officer, and Yao Xuan James Chong and Su Chin Yow as independent directors of the Company, effective immediately. The Board has determined that each of Yao Xuan James Chong and Su Chin Yow satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

Effective April 30, 2026, our directors and executive officers are as follows:

Name	Age	Position(s)
Sung Fung (Norman) Choi	53	Chief Executive Officer and Chairman
Jason Yuk Lun Wong	44	Chief Financial Officer
En Ti Diana Majcher	45	Chief Operating Officer
Jacob Hamilton	30	Chief Marketing Officer
Jakub Jodlowski -	36	Chief Design Officer
Quek Leng Chuang	60	Director
Law Beng Hui	51	Director
Yao Xuan James Chong	39	Independent Director
Lim Boon Yew Gary	52	Independent Director
Su Chin Yow	52	Independent Director
Ernest Fong	55	Independent Director

Sung Fung (Norman) Choi has over 12 years of experience in the hypercar industry and has built a world-class cohort of ultra-high-net-worth (UHNW) clients for his hypercar businesses. Mr. Choi has served as the chief executive officer and director of DT since its incorporation in April 2023 (and of other DT subsidiaries since as early as January 2015). From November 2014 to August 2023, Mr. Choi served as the chairman and chief executive officer of Apollo Automobil Limited, the hypercar company behind the Apollo Intensa Emozione, also known as the Apollo IE. In 2014, Mr. Choi successfully acquired the Gumpert brand (now known as Apollo Automobil), a then bankrupt European supercar brand, and subsequently executed a brand re-launch with the introduction of the Apollo IE which was met with remarkable success. Prior to his automotive ventures, Mr. Choi was an equity derivative sales trader at Merrill Lynch, an investment banking firm, from 1995 to 1999. Mr. Choi received a Bachelor of Business Administration from the University of San Diego in the U.S. in 1994. Mr. Choi has substantial experience in turning around luxury supercar brands.

Jason Yuk Lun Wong has over 12 years of experience in the accounting and finance industry and serves as the chief financial officer of De Tomaso Automobili Limited, a subsidiary of DT, since April 2024 where he is responsible for overseeing the accounting and finance functions, including management reporting, budgeting, cash flow management, internal control and financial statement preparation. Prior to De Tomaso, Mr. Wong held various senior management roles including Regional Director of Finance, Regional Director of Corporate Strategy and Committee Member of Internal Control Committee at FreeD Group Limited, a regional leader in e-commerce solutions, where he led the finance team and successfully completed various initiatives involving internal control implementation, acquisition and integration of a subsidiary and headcount reduction. Prior to FreeD, Mr. Wong held various management roles at a number of technology startups, most notably Origami Labs Limited, which developed Orii, world’s first smart ring, where he was involved in fund raising activities. Prior to his startup ventures, Mr. Wong has 10 years of experience in equity capital management, cross border mergers and acquisitions and audit where he focused on the technology, media and telecom, consumer and healthcare sectors and advised clients on U.S. and Hong Kong listing transactions. Mr. Wong has been a member of American Institute of Certified Public Accountants since 2006. Mr. Wong has received a Master of Business Administration from the Hong Kong University of Science and Technology in 2015 and received a Bachelor of Commerce in accounting and international business from the University of British Columbia in 2004.

En Ti Diana Majcher has over 10 years of experience in the hypercar industry and has served as the chief operating officer of De Tomaso Automobili Limited, a subsidiary of DT, since 2016, where she is responsible for overseeing operations, legal, human resources, administration and finance functions. From April 2020 to June 2022, Ms. Majcher was the chief operating officer of Apollo Future Mobility Group Limited, a company listed on the Hong Kong Stock Exchange (SEHK: 680); and from November 2015 to June 2022, she was the chief operating officer of Apollo Automobil Limited, a non-wholly owned subsidiary of Apollo Future Mobility Group Limited, during which she oversaw the Apollo group’s operations in Hong Kong, Germany and the United Kingdom, she was also responsible for the group’s financial, human resources and legal functions. Prior to her automotive ventures, Ms. Majcher has over 10 years of experience in corporate finance, mergers and acquisitions and private equity. Ms. Majcher has been a Chartered Financial Analyst since 2008 and received a Bachelor of Commerce in accounting and marketing from the University of British Columbia in Canada in 2004.

Jakub Jodlowski has over 12 years of experience in the automotive industry and has led the technical design elements of various projects under the Apollo and De Tomaso brands. Mr. Jodlowski has served as the lead design director of DT since April 2022, where he was responsible for overseeing all vehicle design related topics on both exterior and interior of P72, P900 as well as future models currently in the pipeline. One of his main responsibilities is to preserve original concept designs through to production state. This relates to controlling and approving overall vehicle and parts aesthetics, parts quality, parts fit and finish, as well as design related technical requirements. Mr. Jodlowski is working closely with the wider engineering team as well as customer, marketing and creative teams. Prior to joining DT, Mr. Jodlowski was the lead CAD designer at Apollo Automobil Limited from 2015 to 2022 where he bridged the gap between design and engineering by turning design concepts and sketches into data for engineers and production personnel. Mr. Jodlowski worked at the Peugeot Group from January 2014 to April 2015 in the Advanced Interior Design Team and was responsible for a range of advanced interior design proposals utilizing the CAD application. Mr. Jodlowski started his career at Sugoi Design from 2012 to 2013 working on the exterior design of hydrogen fuel cell cars, and he was primarily responsible for exterior design proposals and pre-production development while working as an interface between the engineering team and design consultancy. Mr. Jodlowski received a bachelor’s degree in automotive design from the University of Huddersfield in the United Kingdom in 2013.

Jacob Hamilton has over 6 years of experience in the automotive industry and has assisted various automotive brands in growing their digital presence. With a background in software engineering and a master’s degree in marketing, he brings a rare blend of technical acuity and strategic brand expertise. This unique combination allows him to develop innovative, data-driven marketing strategies that resonate in the digital age. Mr. Hamilton has served as the head of marketing of DT since April 2022, where he developed and implemented public relations strategies and maximized the digital visibility of the De Tomaso brand. Over the past three years at De Tomaso, Mr. Hamilton has led the transformation of the brand’s global marketing strategy, establishing a clear and compelling presence across key markets. Instrumental in crafting a client-first global sales strategy, he has unlocked new commercial opportunities and elevated the brand’s exclusivity. Leading a high-performing, multinational creative team, Mr. Hamilton has consistently delivered breakthrough campaigns and activations, driving brand awareness and accelerating De Tomaso’s growth as a world-class luxury marque. From September 2020 to April 2022, Mr. Hamilton acted as a marketing and brand consultant, consulting across several high-profile hypercar projects, guiding brand direction, marketing initiatives, and product strategy. From September 2019 to September 2020, Mr. Hamilton was the product strategist at McLaren Special Operations, a division within McLaren that specializes in bespoke performance vehicles. Mr. Hamilton received a Bachelor of Science in Computer Science from the University of Nottingham in the United Kingdom in 2017 and a Master of Science in Marketing from the University of Exeter in the United Kingdom in 2019.

Quek Leng Chuang has served as Chief Executive Officer and Chairman of the Board of OIO Group, formerly known as ESGL Holdings Limited since August 2023 and as ESA’s Chief Executive Officer since December 2020. Mr. Quek founded ESA in May 1999 and has since served as its director and chairman since that time. From June 1996 to January 1997, Mr. Quek served as an operations manager of Green Singapore Pte Ltd, a waste paper recycling and industrial commercial solid waste recycling company. From February 1997 to December 1998, Mr. Quek served as an operations engineer at Eco Industrial Environmental Engineering Pte Ltd, an environmental engineering firm with particular focus on solid waste recovery facilities. Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve till 2016, and attained the rank of Lieutenant Colonel. Mr. Quek received a Bachelor of Engineering (Chemical Engineering) from the National University of Singapore in 1990, and a Master of Business Administration from Leicester University in 1996. We believe Mr. Quek’s wealth of industry experience qualifies him to serve on our Board.

Law Beng Hui has served as Executive Director of OIO Group, formerly known as ESGL Holdings Limited, since August 2023. He previously served as the Group’s Chief Strategy and Sustainability Officer, where he helped shape its strategic direction, sustainability positioning and capital markets narrative through its transition into a Nasdaq-listed platform. He also played a lead role in the Group’s business combination with De Tomaso. Mr. Law has also served as Chief Growth and Sustainability Officer and director of Environmental Solutions (Asia) Pte. Ltd. since December 2020 and January 2021, respectively. In this role, he has been involved in driving growth initiatives, sustainability strategy and circular economy opportunities for the Group’s environmental solutions business. He also co-founded NewOil Solutions Pte. Ltd., a chemical recycling company, in July 2020. Mr. Law is an Internationally Certified Practicing Management Consultant registered with the Singapore Business Advisors and Consultants Council. Prior to OIO Group, he held various global leadership roles at Diageo PLC since 2011. Earlier in his career, he served as Regional Client Services Director at Young & Rubicam Brands, part of WPP plc. Mr. Law holds a Bachelor of Business Administration from the National University of Singapore and an Executive Master of Business Administration from INSEAD Business School. With more than 20 years of experience across business strategy, brand portfolio management, sustainability, marketing and regional growth, Mr. Law brings to the Board a strong combination of capital markets, commercial, strategic and sustainability expertise.

Lim Boon Yew Gary has served as independent director of OIO Group, formerly known as ESGL Holdings Limited since August 2023. He is presently an Executive Director in Rockpool Capital Limited. Rockpool Capital is a multi-family office licensed by the Securities and Futures Commission in Hong Kong. He manages the various relationships and advises the families on their wealth management matters. Mr. Lim served as an independent advisory director of A.Plus International Corporation Limited from February 2022 to January 2023. In January 2019, Mr. Lim served as an independent non-executive director and chairman of the nomination committee of ZACD Group Limited (HKG:8313), an integrated real estate asset manager, although he has since stepped down from this role in June 2023 as part of the scheduled rotation of directors of the firm. Since June 2017, Mr. Lim served as a committee member of the Singapore Chamber of Commerce in Hong Kong. During the period from January 2012 to January 2022, Mr. Lim co-founded A.Plus International Corporation Limited, a financial documentation services company, a subsidiary of A.Plus Group Holdings Limited (HKG: 1841). In addition, Mr. Lim served as the assistant general manager of Toppan Vite Limited, a company providing financial printing services, in Hong Kong from August 2002 to December 2012. Mr. Lim received a Bachelor’s of Engineering in Mechanical Engineering (Honors) from Nanyang Technology University in 1999 and a Master’s of Business Administration from University of Chicago, Booth School of Business in 2008. We believe Mr. Lim’s extensive experience as a founder, executive and a director of publicly-traded companies qualifies him to serve on the Board.

Ernest Fong has served as independent director of OIO Group, formerly known as ESGL Holdings Limited since August 2023. Since October 2021, Mr. Fong has been the Asia Pacific CEO of Optimas Capital, an Asian-based Hedge Fund with offices in Hong Kong, Singapore and Taiwan. Mr. Fong joined Credit Suisse in March 1998 and after spending more than 21 years in its Singapore, Taiwan and Hong Kong offices, he retired from Credit Suisse in December 2019. His last position in Credit Suisse was as the Head of Markets Research in Asia Pacific and he was responsible for a team of almost 300 across 14 offices and 12 markets. Prior to Credit Suisse, Mr. Fong was an equity research analyst at Credit Lyonnais Securities Asia from June 1995 to February 1998. Since June 2020, Mr. Fong is also a non-executive director of Vincom Retail, listed in Vietnam, which is part of the Vincom group, the largest privately-owned company in Vietnam. Mr. Fong graduated from National University of Singapore with a Bachelor of Arts degree, majoring in Economics and Statistics. We believe Mr. Fong’s extensive experience in the banking and investment fields qualifies him to serve on the Board.

James Yao Xuan Chong will serve as an independent director upon the consummation of the Acquisition. Mr. Chong has over 15 years of experience in accounting and finance and has been the chief financial officer of 8 Capital Asset Management Pte. Ltd., an asset management firm, since March 2020, where he has developed and executed the firm’s financial strategy, and spearheaded mergers and acquisitions activities. From July 2016 to February 2020, Mr. Chong was the chief financial officer of SmartBlock Pte. Ltd., a fintech solution provider, where he spearheaded the company’s financial strategy and delivered outstanding year-over-year revenue growth by optimizing financial operations. From January 2015 to July 2016, Mr. Chong was a financial manager at Hersing Corporation Pte. Ltd., a brand management company, where he directed financial operations in the Asia Pacific region and provided strategic financial insights to senior leadership, influencing decisions on mergers, acquisitions, and market expansion. From October 2013 to December 2014, Mr. Chong was a financial manager at Kencana Agri Ltd, an Indonesian crude palm oil producer listed on the Singapore Stock Exchange (SGX: BNE), where he oversaw the financial planning, risk management, and corporate governance of the company. Mr. Chong received a Bachelor of Arts (Honours) in accounting from the HELP University in Kuala Lumpur, Malaysia in January 2010.

Yow Su Chin will serve as an independent director upon the consummation of the Acquisition. Ms. Yow has over 25 years of experience in investment banking and is also currently an independent director of Metech International Ltd., a company listed on the Singapore Stock Exchange (SGX: V3M), where she provides independent advice to the executive leadership on the company’s business strategies and revenue growth initiatives. Ms. Yow is currently the head of wealth management of a multi-family office, where she is responsible for advising high net worth individuals, and managing their investments, businesses and real estate portfolios/funds. Ms. Yow is also an advisor and director in several other local and foreign companies including the FTAG Group, a financial services institution based in Malaysia, Hillmorton Capital Pte. Ltd., a management consultancy firm, and Advantage Property Services Pte. Ltd., a real estate brokerage, and Lufra Pte. Ltd., a management consultancy firm. Prior to that, Ms. Yow was a director at Aura Group (Singapore) Pte. Ltd., a wealth advisory firm based in Singapore, from February 2019 to July 2023, where she managed multi-family offices and assisted them in intergenerational wealth planning. Ms. Yow was a senior director at DBS Bank from January 2016 to December 2019 and a director at Bank of Singapore from January 2009 to December 2017, where she implemented cross-selling initiatives and improved know-your-client and anti-money laundering administrative and operational processes. Ms. Yow has been qualified as a chartered fintech professional by the Global FinTech Institute in Singapore since 2024 and has acquired a certificate in applied ESG investment and advisory from the Institute of Banking and Finance in Singapore in 2022. Ms. Yow has also been a qualified listed entity director certified by the Singapore Institute of Directors since 2021 and received an advanced certificate in governance, risk and compliance from the International Compliance Association in Singapore in 2018. Ms. Yow received a Doctor of Business Administration from the Singapore University of Social Sciences in 2023, a Master of Science in applied finance from Singapore Management University in 2004, a Master of Business Administration in marketing from the University of Leicester in 1999, and a Bachelor of Science from the National University of Singapore in 1996.

Director Compensation

The Board approved annual compensation of US$32,000 for each independent director of the Company, effective as of April 30, 2026. Such compensation shall be payable in accordance with the Company’s applicable policies and procedures.

Board Committees

Effective April 30, 2026, the members of our board committees are as follows:

●	Audit Committee: Yao Xuan James Chong (Chair); Lim Boon Yew Gary; Ernest Fong
●	Compensation Committee: Lim Boon Yew Gary (Chair); Su Chin Yow; Ernest Fong
●	Nominating and Corporate Governance Committee: Su Chin Yow (Chair); Lim Boon Yew Gary; Ernest Fong

The Board has determined that each member of the above committees qualifies as an independent director under applicable Nasdaq listing standards. Our Board has determined that Yao Xuan James Chong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

Additional Information

There are no arrangements or understandings between any of the directors or executive officers and any other persons pursuant to which such individuals were appointed, except as disclosed herein.

There are no related party transactions between the Company and any of the directors or executive officers that would require disclosure under applicable rules at this time.

Except as disclosed under “Director Compensation” above, the Company will disclose any other compensation arrangements for directors and executive officers once such arrangements have been finalised and approved.

On May 1, 2026, the Company issued a press release announcing the new management team, board appointments and strategic roadmap for ultra-luxury mobility platform, which is furnished as Exhibit 99.1 attached hereto.

Exhibits

Exhibit No.	Description
99.1	Press Release dated May 1, 2026

Forward-Looking Statements

This report contains forward-looking statements, including statements regarding the Company’s governance structure and management team. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

By:
/s/ Sung Fung (Norman) Choi
Name:	Sung Fung (Norman) Choi
Title:	Chairman and Chief Executive Officer

Date: May 1, 2026